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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SAUER-DANFOSS INC.
(Name of Subject Company)

DANFOSS ACQUISITION, INC.
a wholly owned subsidiary of

DANFOSS A/S
(Names of Filing Persons (offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

804 137 107
(CUSIP Number of Class of Securities)

Anders Stahlschmidt
Vice President and General Counsel
Nordborgvej 81
6430 Nordborg
Denmark
45 7488 2222

with copies to:

William A. Groll
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Telephone: (212) 225-2000

(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$689,845,513.50	$94,094.93

*
The calculation assumes the purchase of all issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Sauer-Danfoss Inc., a Delaware corporation (the "Company"), other than Shares owned by Danfoss A/S, a corporation organized under the laws of Denmark, and its subsidiaries (collectively, excluding the Company and its subsidiaries, the "Danfoss Group"), at a purchase price of $58.50 per Share, net to the seller in cash. As of February 25, 2013, there were 48,462,518 Shares issued and outstanding, of which 36,629,787 Shares are owned by the Danfoss Group and of which 40,500 Shares are restricted Shares and that cannot be tendered in the offer. As a result, this calculation assumes the purchase of 11,792,231 Shares.

**
The amount of the filing fee, is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001364.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form or Registration No.: n/a	Date Filed: n/a
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☒
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (the "Schedule TO") relates to the offer by Danfoss Acquisition, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark ("Parent"), to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Sauer-Danfoss Inc., a Delaware corporation (the "Company"), that are not already owned by Parent and its subsidiaries at a price of $58.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, and on the other terms and subject to the other conditions specified in the Offer to Purchase, dated March 15, 2013 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Schedule TO also constitutes an amendment to the Schedule 13D of Parent and the Purchaser, as previously amended.

        The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below.

Item 1.    Summary Term Sheet

Item 1001 of Regulation M-A

        The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information

Item 1002(a)-(c) of Regulation M-A

        (a) The information set forth in the Offer to Purchase under the "The Offer—Section 8—Certain Information Concerning the Company" is incorporated herein by reference.

        (b) The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

        (c) The information set forth in the Offer to Purchase under "Summary Term Sheet" and "The Offer—Section 6—Price Range of the Shares; Dividends" is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

Item 1003(a)-(c) of Regulation M-A

        (a) The information set forth in the Offer to Purchase under "Summary Term Sheet," "The Offer—Section 9—Certain Information Concerning the Purchaser and Parent" and "Schedule A—Directors and Executive Officers of Parent, the Purchaser and Controlling Stockholder of Parent" is incorporated herein by reference.

        (b) The information set forth in the Offer to Purchase under "The Offer—Section 9—Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

        (c) The information set forth in the Offer to Purchase under "The Offer—Section 9—Certain Information Concerning the Purchaser and Parent" and "Schedule A—Directors and Executive Officers of Parent, the Purchaser and Controlling Stockholder of Parent" is incorporated herein by reference.

Item 4.    Terms of the Transaction

Item 1004(a) of Regulation M-A

        (a)(1)(i) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction" and "Special Factors—Section 9—Summary of the Merger Agreement" is incorporated herein by reference.

        (a)(1)(ii) The information set forth in the Offer to Purchase under "Summary Term Sheet" and "Introduction" is incorporated herein by reference.

        (a)(1)(iii) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction" and "The Offer—Section 1—Terms of the Offer" is incorporated herein by reference.

        (a)(1)(iv) The information set forth in the Offer to Purchase under "Summary Term Sheet" is incorporated herein by reference.

        (a)(1)(v) The information set forth in the Offer to Purchase under "Summary Term Sheet," "The Offer—Section 1—Terms of the Offer" and "Special Factors—Section 9—Summary of the Merger Agreement" is incorporated herein by reference.

        (a)(1)(vi) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction" and "The Offer—Section 4—Withdrawal Rights" is incorporated herein by reference.

        (a)(1)(vii) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "The Offer—Section 3—Procedure for Tendering Shares" and "The Offer—Section 4—Withdrawal Rights" are incorporated herein by reference.

        (a)(1)(viii) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "The Offer—Section 1—Terms of the Offer," "The Offer—Section 2—Acceptance for Payment and Payment for Shares" and "The Offer—Section 12—Conditions of the Offer" is incorporated herein by reference.

        (a)(1)(ix) Not applicable.

        (a)(1)(x) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company," and "Special Factors—Section 13—Interests of Certain Persons in the Offer" is incorporated herein by reference.

        (a)(1)(xi) Not applicable.

        (a)(1)(xii) The information set forth in the Offer to Purchase under "Summary Term Sheet" and "The Offer—Section 5—Certain U.S. Federal Income Tax Considerations" is incorporated herein by reference.

        (a)(2)(i) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction" and "Special Factors—Section 9—Summary of the Merger Agreement" is incorporated herein by reference.

        (a)(2)(ii) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction" and "Special Factors—Section 9—Summary of the Merger Agreement" is incorporated herein by reference.

        (a)(2)(iii) The information set forth in the Offer to Purchase under "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plan for the Company" is incorporated herein by reference.

        (a)(2)(iv) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "Special Factors—Section 7—Effects of the Offer and the Merger" and "Special Factors—Section 9—Summary of the Merger Agreement" is incorporated herein by reference.

        (a)(2)(v) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company," "Special Factors—Section 10—Dissenters' Appraisal Rights; Rule 13e-3" and "Special Factors—Section 13—Interests of Certain Persons in the Offer" is incorporated herein by reference.

        (a)(2)(vi) Not applicable.

        (a)(2)(vii) The information set forth in the Offer to Purchase under "Summary Term Sheet" and "The Offer—Section 5—Certain U.S. Federal Income Tax Considerations" is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

Item 1005(a)-(b) of Regulation M-A

        (a) The information set forth in the Offer to Purchase under "Special Factors—Section 1—Background," "Special Factors—Section 11—Transactions and Arrangements Concerning the Shares," "Special Factors—Section 12—Related Party Transactions" and "Special Factors—Section 13—Interests of Certain Persons in the Offer" is incorporated herein by reference.

        (b) The information set forth in the Offer to Purchase under "Special Factors—Section 1—Background" and "Special Factors—Section 9—Summary of the Merger Agreement" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

Item 1006(a) and (c)(1)-(7)

        (a) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction" and "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company" is incorporated herein by reference.

        (c)(1) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "Special Factors—Section 1—Background," "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company," and "Special Factors—Section 9—Summary of the Merger Agreement" is incorporated herein by reference.

        (c)(2) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction" and "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company" is incorporated herein by reference.

        (c)(3) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company," "Special Factors—Section 3—Our Position Regarding Fairness of the Transaction," "Special Factors—Section 9—Summary of the Merger Agreement," "The Offer—Section 6—Price Range of Shares; Dividends" and "The Offer—Section 11—Dividends and Distributions" is incorporated herein by reference.

        (c)(4) The information set forth in the Offer to Purchase under "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company" and "Special Factors—Section 9—Summary of the Merger Agreement" is incorporated herein by reference.

        (c)(5) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the

Company," "Special Factors—Section 7—Effects of the Offer and the Merger" and "The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

        (c)(6) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company," "Special Factors—Section 7—Effects of the Offer and the Merger" and "The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

        (c)(7) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company," "Special Factors—Section 7—Effects of the Offer and the Merger" and "The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

Item 1007(a), (b) and (d) of Regulation M-A

        (a) The information set forth in the Offer to Purchase under "Summary Term Sheet" and "The Offer—Section 10—Source and Amounts of Funds" is incorporated herein by reference.

        (b) Not applicable.

        (d) The information set forth in the Offer to Purchase under "Summary Term Sheet" and "The Offer—Section 10—Source and Amounts of Funds" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company

Item 1008 of Regulation M-A

        (a) The information set forth in the Offer to Purchase under "Introduction," "Special Factors—Section 11—Transactions and Arrangements Concerning the Shares" and "Schedule B—Security Ownership of Certain Beneficial Owners" is incorporated herein by reference.

        (b) The information set forth in the Offer to Purchase under "Special Factors—Section 11—Transactions and Arrangements Concerning the Shares" and "Schedule B—Security Ownership of Certain Beneficial Owners" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used

Item 1009(a) of Regulation M-A

        (a) The information set forth in the Offer to Purchase under "Special Factors—Section 5—Summary of Citi Presentation" and "The Offer—Section 14—Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

Item 1010(a) and (b) of Regulation M-A

        (a)-(b) Not material.

Item 11.    Additional Information

Item 1011 of Regulation M-A

        (a)(1) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company," "Special Factors—Section 9—Summary of the Merger Agreement," "Special Factors—Section 11—Transactions and Arrangements Concerning the Shares," "Special Factors—Section 13—Interests of Certain Persons in the Offer" and "The Offer—Section 12—Conditions of the Offer" is incorporated herein by reference.

        (a)(2) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "Special Factors—Section 10—Dissenters' Appraisal Rights; Rule 13e-3," "The Offer—Section 13—Certain Legal Matters; Regulatory Approvals" and "Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights" is incorporated herein by reference.

        (a)(3) The information set forth in the Offer to Purchase under "Introduction," "The Offer—Section 13—Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (a)(4) Not applicable.

        (a)(5) The information set forth in the Offer to Purchase under "The Offer—Section 13—Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference.

        (b) The information set forth in the Offer to Purchase, including all annexes thereto, is incorporated herein by reference.

Item 12.    Exhibits

Item 1016(a), (b), (d), (g) and (h) of Regulation M-A

(a)(1)(i)	Offer to Purchase, dated March 15, 2013.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Form of summary advertisement, published on March 15, 2013, in The Wall Street Journal.
(a)(5)(i)
Letter dated November 28, 2012 to the Board of Directors of the Company (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by the Purchaser and Parent with the Securities and Exchange Commission on November 28, 2012).
(a)(5)(ii)	Press Release of Parent on November 28, 2012 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on November 28, 2012).
(a)(5)(iii)
Press Release of Parent and the Company on March 1, 2013 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on March 1, 2013).

(a)(5)(iv)	Press Release of Parent on March 15, 2013.
(a)(5)(v)
Complaint of C. David Schacher against Jørgen M. Clausen, Niels B. Christiansen, Eric Alstrom, Kim Fausing, Richard J. Freeland, Per Have, William E. Hoover, Jr., Johannes F. Kirchhoff, Anders Stahlschmidt, Steven H. Wood, Danfoss Acquisition, Inc. and Sauer-Danfoss Inc., filed in the Court of Chancery in the State of Delaware, dated March 8, 2013.
(b)	None.
(d)(1)
Agreement and Plan of Merger, dated as of March 1, 2013, by and among Parent, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on March 3, 2013).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3

        The following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.

Item 2 of Schedule 13E-3. Subject Company Information

Item 1002(d)-(f) of Regulation M-A

        (d) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Special Factors—Section 4—Our Position Regarding Fairness of the Transaction," "Special Factors—Section 9—Summary of the Merger Agreement," "The Offer—Section 6—Price Range of the Shares; Dividends" and "The Offer—Section 11—Dividends and Distributions" is incorporated herein by reference.

        (e) Not applicable.

        (f) Not applicable.

Item 4 of Schedule 13E-3. Terms of the Transaction

Item 1004(c)-(f) of Regulation M-A

        (c) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company," "Special Factors—Section 4—Our Position Regarding Fairness of the Transaction," "Special Factors—Section 7—Effects of the Offer and the Merger," "Special Factors—Section 10—Dissenters' Appraisal Rights; Rule 13e-3," "The Offer—Section 13—Certain Legal Matters; Regulatory Approvals" and "Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights" is incorporated herein by reference.

        (d) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Special Factors—Section 10—Dissenters' Appraisal Rights; Rule 13e-3," "The Offer—Section 13—Certain Legal Matters; Regulatory Approvals" and "Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights" is incorporated herein by reference.

        (e) None.

        (f) Not applicable.

Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements

Item 1005(c) and (e) of Regulation M-A

        (c) The information set forth in the Offer to Purchase under "Special Factors—Section 1—Background" and "Special Factors—Section 12—Related Party Transactions" is incorporated herein by reference.

        (e) The information set forth in the Offer to Purchase under "Special Factors—Section 1—Background" and "Special Factors—Section 12—Related Party Transactions" is incorporated herein by reference.

Item 6 of Schedule 13E-3. Purposes of the Transaction and Plans or Proposals

Item 1006(b) and (c)(8) of Regulation M-A

        (b) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company," "Special Factors—Section 7—Effects of the Offer and the Merger" and "The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

        (c)(8) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "Special Factors—Section 2—Purposes and Reasons for the Offer; Plans for the Company," "Special Factors—Section 7—Effects of the Offer and the Merger" and "The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations" is incorporated herein by reference.

Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects

Item 1013 of Regulation M-A

        (a) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "Special Factors—Section 1—Background" and "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company" is incorporated herein by reference.

        (b) The information set forth in the Offer to Purchase under "Special Factors—Section 1—Background" and "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company" is incorporated herein by reference.

        (c) The information set forth in the Offer to Purchase under "Special Factors—Section 1—Background," "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company" and "Special Factors—Section 7—Effects of the Offer and the Merger" is incorporated herein by reference.

        (d) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company," "Special Factors—Section 4—Our Position Regarding Fairness of the Transaction," "Special Factors—Section 7—Effects of the Offer and the Merger," "Special Factors—Section 9—Summary of the Merger Agreement," "Special Factors—Section 10—Dissenters' Appraisal Rights; Rule 13e-3," "The Offer—Section 5—Certain U.S. Federal Income Tax Considerations," "The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations," "The Offer—Section 13—Certain Legal Matters; Regulatory Approvals," and "Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights" is incorporated herein by reference.

Item 8 of Schedule 13E-3. Fairness of the Transaction

Item 1014 of Regulation M-A

        (a) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board of Directors" and "Special Factors—Section 4—Our Position Regarding Fairness of the Transaction" is incorporated herein by reference.

        (b) The information set forth in the Offer to Purchase under "Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board of Directors," "Special Factors—Section 4—Our Position Regarding Fairness of the Transaction" and "Special Factors—Section 5—Summary of Citi Presentation" is incorporated herein by reference.

        (c) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "Special Factors—Section 1—Background," "Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board of Directors," "Special Factors—Section 4—Our Position Regarding Fairness of the Transaction," "The Offer—Section 1—Terms of the Offer" and "The Offer—Section 12—Conditions of the Offer" is incorporated herein by reference.

        (d) The information set forth in the Offer to Purchase under "Special Factors—Section 1—Background," "Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board of Directors," "Special Factors—Section 4—Our Position Regarding Fairness of the Transaction" is incorporated herein by reference.

        (e) The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," "Special Factors—Section 1—Background" and "Special Factors—The Recommendation by the Special Committee and the Company Board of Directors" and "Special Factors—Section 4—Our Position Regarding Fairness of the Transaction" is incorporated herein by reference.

        (f) Not applicable.

Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations

Item 1015 of Regulation M-A

        (a) The information set forth in the Offer to Purchase under "Special Factors—Section 1—Background," "Special Factors—Section 4—Our Position Regarding Fairness of the Transaction" and "Special Factors—Section 5—Summary of Citi Presentation" is incorporated herein by reference.

        (b) The information set forth in the Offer to Purchase under "Special Factors—Section 1—Background," "Special Factors—Section 4—Our Position Regarding Fairness of the Transaction" and "Special Factors—Section 5—Summary of Citi Presentation" is incorporated herein by reference.

        (c) The information set forth in the Offer to Purchase under "Special Factors—Section 5—Summary of Citi Presentation" is incorporated herein by reference. In addition, a copy of the written presentation of Citigroup Global Markets Inc. to Parent on February 11, 2013 is attached as an exhibit to this Schedule TO and will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares or any representative thereof who has been so designated in writing.

Item 10 of Schedule 13E-3. Source and Amounts of Funds or Other Consideration

Item 1007(c) of Regulation M-A

        (c) The information set forth in the Offer to Purchase under "The Offer—Section 14—Fees and Expenses" is incorporated herein by reference.

Item 12 of Schedule 13E-3. The Solicitation or Recommendation

Item 1012(d) and (e) of Regulation M-A

        (d) The information set forth in the Offer to Purchase under "Introduction," "Special Factors—Section 11—Transactions and Arrangements Concerning the Shares" and "The Offer—Section 9—Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

        (e) The information set forth in the Offer to Purchase under "Special Factors—Section 3—The Recommendation by the Special Committee and the Company Board of Directors" and "The Offer—Section 9—Certain Information Concerning the Purchaser and Parent" is incorporated herein by reference.

Item 13 of Schedule 13E-3. Financial Statements

Item 1010(a) and (b) of Regulation M-A

        (a) The information set forth in the Offer to Purchase under "The Offer—Section 8—Certain Information Concerning the Company" is incorporated herein by reference. The financial statements of the Company are also incorporated herein by reference to its Form 10-K for the year ended December 31, 2012 to the section titled "Part II—Item 8—Financial Statements and Supplementary Data."

        (b) Not material.

Item 14 of Schedule 13E-3. Persons/Assets, Retained, Employed, Compensated or Used

Item 1009(b) of Regulation M-A

        No officer, class of employee or corporate assets of the Company has been or will be employed or used by Parent or the Purchaser in connection with the Offer and the Merger.

Item 16 of Schedule 13E-3. Exhibits

Item 1016(c) and (f)

(c)(1)	Presentation of Citigroup Global Markets Inc. to Parent, dated February 11, 2013.
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2013

DANFOSS A/S
By:	/s/ NIELS B. CHRISTIANSEN
Name:	Niels B. Christiansen
Title:	President & CEO
By:	/s/ KIM FAUSING
Name:	Kim Fausing
Title:	Executive Vice President & COO
DANFOSS ACQUISITION, INC.
By:	/s/ ANDERS STAHLSCHMIDT
Name:	Anders Stahlschmidt
Title:	Vice President, Secretary, Treasurer

 EXHIBIT INDEX

Item 12.    Exhibits

Item 1016(a), (b), (c), (d), (f), (g) and (h) of Regulation M-A

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated March 15, 2013.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vii)	Form of summary advertisement, published on March 15, 2013, in The Wall Street Journal.
(a)(5)(i)
Letter dated November 28, 2012 to the Board of Directors of the Company (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by the Purchaser and Parent with the Securities and Exchange Commission on November 28, 2012).
(a)(5)(ii)	Press Release of Parent on November 28, 2012 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on November 28, 2012).
(a)(5)(iii)
Press Release of Parent and the Company on March 1, 2013 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on March 1, 2013).
(a)(5)(iv)	Press Release of Parent on March 15, 2013.
(a)(5)(v)
Complaint of C. David Schacher against Jørgen M. Clausen, Niels B. Christiansen, Eric Alstrom, Kim Fausing, Richard J. Freeland, Per Have, William E. Hoover, Jr., Johannes F. Kirchhoff, Anders Stahlschmidt, Steven H. Wood, Danfoss Acquisition, Inc. and Sauer-Danfoss Inc., filed in the Court of Chancery in the State of Delaware, dated March 8, 2013.
(b)	None.
(c)(1)	Presentation of Citigroup Global Markets Inc. to Parent, dated February 11, 2013.
(d)(1)
Agreement and Plan of Merger, dated as of March 1, 2013, by and among Parent, the Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on March 3, 2013).
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)	None.
(h)	None.

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used
  Item 10. Financial Statements.
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3
  Item 2 of Schedule 13E-3. Subject Company Information
  Item 4 of Schedule 13E-3. Terms of the Transaction
  Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements
  Item 6 of Schedule 13E-3. Purposes of the Transaction and Plans or Proposals
  Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects
  Item 8 of Schedule 13E-3. Fairness of the Transaction
  Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations
  Item 10 of Schedule 13E-3. Source and Amounts of Funds or Other Consideration
  Item 12 of Schedule 13E-3. The Solicitation or Recommendation
  Item 13 of Schedule 13E-3. Financial Statements
  Item 14 of Schedule 13E-3. Persons/Assets, Retained, Employed, Compensated or Used
  Item 16 of Schedule 13E-3. Exhibits
SIGNATURE
EXHIBIT INDEX
  Item 12. Exhibits